NASPERS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1925/001431/06)
Share code  NPN  ISIN ZAE000015889
DIVIDEND NUMBER 74
Notice is hereby given that an annual ordinary dividend at the rate of 30c per N ordinary share and 6c per unlisted A ordinary share has been proposed by the directors and is payable to shareholders recorded in the books of the company at the close of business on 12 September 2003. The proposed dividends are to be confirmed at the annual general meeting to be held on 29 August 2003. An announcement confirming the proposed dividends will be made on SENS on 29 August 2003 and in the press on 30 August 2003.
In compliance with the requirements of STRATE the following dates are applicable:
-  Last day to trade cum dividend                           Friday 5 September

-  Securities start trading ex-dividend                       Monday 8 September

-  Record date                                                      Friday 12 September

-  Payment date                                                    Monday 15 September

The dividend is declared in the currency of the Republic of South Africa.
Share certificates may not be dematerialised or re-materialised between Monday 8 September 2003 and Friday 12 September 2003, both dates inclusive.
By order or the board.
GM Coetzee
Secretary
24 June 2003
Transfer Secretaries:
Registered office:
Ultra Registrars (Proprietary) Limited
Naspers Centre
Registration number 2000/007239/07
40 Heerengracht
11 Diagonal Street
Cape Town 8001
Johannesburg
(P O Box 2271
(P O Box 4844, Johannesburg, 2000)
Cape Town  8000)
Republic of South Africa
Republic of South Africa